DOCUMENT-COUNT>              1
SROS>                        none
FILER>
     CIK>                    0001209709
     CCC>                    yesroi#7
     FILE-NUMBER>            333-110076
/FILER>
DOCUMENT>
     TYPE>                   424B3
     DESCRIPTION>            Citigroup Diversified Futures Fund L.P.
TEXT>

                          Citigroup Managed Futures LLC
                            399 Park Avenue 7th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:      Citigroup Diversified Futures Fund L.P.
         Supplement to Registration Statement on Form S-1
         File No. 333-1100076
Ladies and Gentlemen:

     On Behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act 0f 1933, as amended, a Supplement dated January 31, 2004 to the Partnership's prospectus dated December 4, 2003.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/  Daniel R. McAuliffe, Jr.
     Daniel R. McAuliffe, Jr.
     Chief Financial Officer and
     Director

Enclosures

                                    Citigroup
                          Diversified Futures Fund L.P.
                                  January 2004


The redemption value for Citigroup Diversified Futures Fund L.P. was $975.68 per unit at the end of January, up 0.7% for the month.

The Fund's advisors continued to generate profits associated with the bullish trends in currencies, equities, interest rates and metals despite increased volatility in many markets.

The currency sector was positive for the month with modest profits generated in the Japanese yen, British pound and Australian dollar offset by losses on open positions in the Euro and Swiss Franc. Although the dollar traded lower for most of the month many of these gains reversed late in the month when the Federal Open Market Committee slightly restated its short-term interest rate bias and the markets reacted violently.

Trading in stock indices was also positive as markets in Europe, the US and Japan maintained their upward trend for most of the month. In the fixed income sector the worldwide trend of interest rates moving lower continued, generating profits for the fund. The Japanese 10-year bond and the EuroSwiss bond had the best performance for the fixed income sector.

Base metals performed well in January as prices continue to climb due to the strong demand from China. Copper, aluminum and silver had the best performance, while gold and nickel were the biggest detractors from profits. In energy markets, profits were earned in heating oil and unleaded gasoline while in grains substantial profits were generated in corn, soybean oil and soybeans where global production is struggling to meet rising demand.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Consultant.


Citigroup Managed Futures LLC

                                    Citigroup
                          Diversified Futures Fund L.P.
                                Account Statement
                            For the Period January 1,
                            Through January 31, 2004

                                                       Percent
                                                     of Average
                                                     Net Assets
Realized gains from trading            $10,615,236       3.24%
Change in unrealized gains/losses
     from trading                       (5,934,374)     (1.81)
                                        ----------       -----
                                         4,680,862       1.43
Less, Brokerage commissions
     and clearing fees ($86,177)         1,734,189       0.53
                                         ---------       -----
Net realized and unrealized gains        2,946,673       0.90
Interest Income                            182,592       0.06
                                         ---------       -----
                                         3,129,265       0.96
                                        ----------       -----
Less, Expenses:
     Management fees                       537,376       0.16
     Incentive fees                        397,502       0.12
     Other expenses                         12,079       0.01
                                           946,957       0.29
                                         ---------       ------
Net Income                               2,182,308       0.67%
                                                        ======


Additions (433.3113 G.P. units
at December 31, 2003 net asset
value per unit of $969.28)                 420,000
Additions (44,137.9168 L.P. units
at December 31, 2003 net asset
value per unit of $969.28)              42,782,000
Redemptions (2,009.2388 L.P. units
at January 31, 2004 net asset
value per unit of $975.68)              (1,960,374)
                                        -----------
Increase in net assets                  43,423,934
Net assets December 31, 2003           284,539,258
                                       ------------
Net assets January 31, 2004           $327,963,192
                                       ===========
Net Asset Value per unit
  ($327,963,192 / 336,624.7141 Units)      $974.27
                                            ======
Redemption value per unit (Note 1)         $975.68
                                            ======


Note 1: For the purpose of a redemption, any accrued liability for reimbursement of offering and organization expenses will not reduce Net Asset Value per Unit.

As a result, the reported redemption value per unit is $975.68. The net asset value per unit of $974.27 is reflective of charging offering and organizational expenses against the initial capital of the fund and is reported for financial reporting purposes only.

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.



By: /s/ Daniel R. McAuliffe, Jr.
        Daniel R. McAuliffe, Jr.
        Chief Financial Officer and Director

   Citigroup Managed Futures LLC
   General Partner, Citigroup
   Diversified Futures Fund L.P.